Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 (the “Consolidated Financial Statements”). The date of this MD&A is March 14, 2017. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Penn West’s Consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.pennwest.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Annual Financial Summary

		Year ended December 31
(millions, except per share amounts) (1)	2016	2015	2014
Gross revenues (2)	$709	$1,268	$2,391
Funds flow from operations	182	249	971
Basic per share	0.36	0.50	1.97
Diluted per share	0.36	0.50	1.97
Net loss	(696)	(2,646)	(1,733)
Basic per share	(1.39)	(5.27)	(3.51)
Diluted per share	(1.39)	(5.27)	(3.51)
Development capital expenditures (3)	82	470	732
Property dispositions, net	(1,415)	(800)	(560)
Long-term debt	469	1,940	2,149
Dividends declared	—	15	277
Dividends declared per share	—	0.03	0.56
Total assets	$3,339	$5,924	$9,852

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes the effect of capital carried by partners.

Over the past two years, Penn West closed several asset dispositions as it focused on strengthening its balance sheet and increasing its financial flexibility. As a result of these disposition activities, production volumes declined which led to lower gross revenues and total assets from the comparative periods.

In 2016, the net loss was due to non-cash property, plant and equipment (“PP&E”) impairment charges as a result of classifying certain assets as held for sale and impairments on exploration & evaluation (“E&E”) assets as the Company re-focused its development plans to the Cardium, Peace River and Viking areas in Alberta. In 2015, non-cash PP&E and Goodwill impairment charges due to lower commodity price forecasts, lower estimated reserve recoveries and lower or minimal future development capital planned led to a net loss. In 2014, the net loss was mainly due to a non-cash Goodwill impairment charge as a result of the decline in commodity prices.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Development capital expenditures in 2016 decreased compared to 2015 and 2014 as the Company reduced its first half capital program in response to declining commodity prices and a smaller asset base. In 2016, Penn West focused its development activities within its key development areas of the Cardium, Peace River and Alberta Viking.

Long-term debt declined significantly over the past two years as proceeds from asset dispositions were used to reduce the Company’s outstanding debt balance both under its bank facility and senior notes.

On September 1, 2015, the Company announced that its Board of Directors approved the suspension of the dividend until further notice. The last dividend payment of $0.01 per share was on October 15, 2015.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended (1)	2016	2016	2016	2016	2015	2015	2015	2015
Gross revenues (2)	$133	$136	$209	$231	$273	$295	$360	$340
Funds flow from operations	48	32	55	47	39	48	85	77
Basic per share	0.10	0.06	0.11	0.09	0.08	0.10	0.17	0.15
Diluted per share	0.10	0.06	0.11	0.09	0.08	0.10	0.17	0.15
Net loss	(232)	(232)	(132)	(100)	(1,606)	(764)	(28)	(248)
Basic per share	(0.46)	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)
Diluted per share	(0.46)	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)
Dividends declared	—	—	—	—	—	5	5	5
Per share	$—	$—	$—	$—	$—	$0.01	$0.01	$0.01
Production
Liquids (bbls/d) (3)	21,295	23,355	41,848	53,012	53,339	55,323	63,222	65,343
Natural gas (mmcf/d)	103	107	130	144	144	161	168	177

Total (boe/d)	38,481	41,233	63,568	77,010	77,398	82,198	91,164	94,905

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow from Operations

	Year ended December 31
(millions, except per share amounts) (1)	2016	2015
Cash flow from operating activities	$(137)	$175
Change in non-cash working capital	97	(31)
Decommissioning expenditures	11	36
Office lease settlements	4	—
Monetization of foreign exchange contracts	(32)	(95)
Settlements of normal course foreign exchange contracts	(3)	(40)
Monetization of transportation commitment	(20)	—
Realized foreign exchange loss – debt prepayments	191	123
Realized foreign exchange loss – debt maturities	37	36
Carried operating expenses (2)	15	12
Restructuring charges	19	33

Funds flow from operations	$182	$249

Per share – funds flow from operations
Basic per share	$0.36	$0.50
Diluted per share	$0.36	$0.50

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

In 2016, Penn West maintained relatively strong funds flow from operations as declines in production levels from asset disposition activity were partially offset by the Company’s focus on cost reductions across all areas, specifically within operating and general and administration costs. Additionally, the Company’s active hedging program led to realized risk management gains which also reduced the impact of asset dispositions.

In 2016, the Company monetized a total of US$115 million (2015 – US$404 million) of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

During 2016, Penn West repaid senior notes in an aggregate amount of $185 million (2015 – $299 million) as part of normal maturities. Additional amounts of $1,075 million (2015 - $683 million) of senior notes were prepaid as a result of the offers made at par to the Company’s noteholders using asset disposition proceeds. In 2016, Penn West also repaid a total of $351 million (2015 - $147 million) outstanding under its syndicated bank facility using asset disposition proceeds.

Business Strategy

In 2016, Penn West improved its financial position by closing several asset dispositions, notably the Saskatchewan Viking disposition in June 2016. The Company continued to progress its asset disposition program in the second half of 2016 and into 2017 as it focuses its asset base within the Cardium, Peace River and Viking areas of Alberta. Recently, the Company closed transactions in 2017 to dispose of properties within British Columbia and the Swan Hills area of Alberta. Penn West is on schedule to conclude its asset disposition program by the end of the first quarter of 2017.

In 2017, Penn West will take a balanced and disciplined approach to developing its asset portfolio with a focus on organic production growth while ensuring it generates free cash flow. The Company’s increased financial flexibility allowed for a development program during the second half of 2016. Penn West will build off these activities and its competitive cost structure as it advances its operational and development plans within its key development areas. Key focuses for 2017 will include:

•	further development of the Company’s light-oil Cardium interests by focusing on integrated waterflood development to build a long-term, low-decline base;

•	focusing on primary, “cold-flow”, development within the Peace River area with the support of the Company’s joint venture partner under the Peace River Oil Partnership;

•	leveraging existing infrastructure within the Alberta Viking area to profit from the short cycle time and quick payout of wells in the area; and

•	pursuing new ventures on Penn West’s existing land positions.

Penn West believes its 2017 plans will position the Company for enhanced production growth in future years which will in turn increase its profitability and long-term shareholder value.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Benchmark prices
WTI crude oil ($US/bbl)	$49.29	$44.95	$45.59	$33.45	$42.18
Edm mixed sweet par price (CAD$/bbl)	61.58	54.68	54.70	40.67	52.85
NYMEX Henry Hub ($US/mcf)	2.98	2.81	1.95	2.09	2.27
AECO Index (CAD$/mcf)	2.95	2.26	1.32	1.97	2.56
Penn West average sales price (1)
Light oil (CAD$/bbl)	58.76	53.97	53.48	37.44	50.20
Heavy oil (CAD$/bbl)	27.09	21.67	25.18	14.76	25.40
NGL (CAD$/bbl)	25.09	17.91	18.05	12.75	19.53
Total liquids (CAD$/bbl)	45.82	40.81	42.98	29.86	42.16
Natural gas (CAD$/mcf)	2.98	2.46	1.42	1.96	2.54
Benchmark differentials
WTI—Edm Light Sweet ($US/bbl)	(3.11)	(2.96)	(3.07)	(3.69)	(2.46)
WTI—WCS Heavy ($US/bbl)	$(14.32)	$(13.50)	$(13.30)	$(14.24)	$(14.49)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices remained volatile in 2016 as increased supply and weak demand moved prices below US$30 per barrel during the first quarter of 2016. Throughout the remainder of 2016, evidence of lower supply levels due to the prolonged low commodity price environment and speculation of an OPEC agreement to limit production levels led to range bound volatility between US$40 per barrel and US$55 per barrel.

In the fourth quarter of 2016, crude oil prices fluctuated as rumors regarding an OPEC agreement on production levels continued to influence the market. The price for WTI declined below US$45 per barrel mid-quarter on skepticism whether an agreement would be reached. Late in the quarter WTI strengthened after a tentative agreement was announced resulting in WTI over US$53 per barrel by quarter-end.

Canadian light oil differentials widened in the second quarter to US$3.11 per barrel below WTI, and heavy oil differentials weakened to US$14.32 per barrel below WTI as additional volumes came to market with a strengthening WTI price.

As at December 31, 2016, the Company had the following crude oil hedging positions in place:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Jan 2017 – Mar 2017	$68.98	3,400
WTI	Apr 2017 – Jun 2017	$68.48	800
WTI	Jul 2017 – Sept 2017	$69.50	400
WTI	Oct 2017 – Dec 2017	$70.81	900
WTI	Apr 2017 – Dec 2017	$68.73	1,800
WTI	Jan 2017 – Dec 2017	$66.81	5,200
WTI	Jan 2018 – Jun 2018	$71.00	1,000

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Natural Gas

Throughout 2016, Henry Hub natural gas prices were affected by warm weather, particularly during the summer months which resulted in increased demand and higher prices. During the fourth quarter of 2016, natural gas prices weakened to as low as US$2.60 per mcf as storage levels approached record levels before recovering later in the quarter due to cold weather and increasing demand.

In 2016, AECO prices were affected by the loss of oil sands production during the second quarter due to forest fires in the Fort McMurray area of Alberta resulting in significantly lower demand. As these oil sands projects returned to production during the third quarter of 2016, intra-Alberta demand increased to normal levels which resulted in AECO price increases. AECO prices strengthened relative to Henry Hub in the fourth quarter of 2016 with cooler weather increasing demand and ongoing TransCanada Pipelines restrictions impacting supply.

Penn West had the following natural gas hedging positions in place as at December 31, 2016.

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Jan 2017 – Mar 2017	$3.03	15,200
AECO	Apr 2017 – Jun 2017	$2.70	13,300
AECO	Jul 2017 – Sep 2017	$2.71	11,400
AECO	Oct 2017 – Dec 2017	$3.00	9,500
AECO	Jan 2017 – Dec 2017	$3.07	5,700
AECO	Jan 2018 – Dec 2018	$2.89	3,800

Subsequent to December 31, 2016, the Company entered into an additional gas swaps on 1,900 mcf per day from January to June of 2018 at AECO $2.84 per mcf.

Average Sales Prices

	Year ended December 31
	2016	2015	% change
Light oil (per bbl)	$47.96	$54.48	(12)
Risk management gain (per bbl) (1)	11.37	3.83	>100

Light oil net (per bbl)	59.33	58.31	2

Heavy oil (per bbl)	21.22	33.26	(36)

NGL’s (per bbl)	17.73	18.14	(2)

Natural gas (per mcf)	2.14	2.86	(25)
Risk management gain (per mcf) (1)	0.18	0.40	(55)

Natural gas net (per mcf)	2.32	3.26	(29)

Weighted average (per boe)	28.83	37.40	(23)
Risk management gain (per boe) (1)	5.03	2.59	94

Weighted average net (per boe)	$33.86	$39.99	(15)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Performance Indicators

Penn West’s management and Board of Directors monitors its performance based on the following three key focus areas using a number of qualitative and quantitative factors:

•	Values – Includes Penn West’s execution of its field, health, safety, environmental and regulatory programs and its focus on operational excellence;

•	Delivery – Includes Penn West key performance metrics including a leading cost structure within the industry and a focus on free cash flow generation; and

•	Growth – Includes the management of the Company’s asset portfolio, financial stewardship and the goal of creating production growth and long-term competitive return on investment for its shareholders.

Values

At Penn West, the health, safety and wellness of its employees, contractors and stakeholders living within its areas of operation is paramount. Safety policies, procedures and programs developed by Penn West shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of its operations with its programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout its operations, Penn West requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standard for the Company as it focuses on activities across its leading positions within Alberta.

Delivery

The Company met all key targets in 2016 as it continued to emphasize execution and focus on cost reduction initiatives.

•	The Company’s average annual production for 2016 was 54,990 boe per day, which is at the high-end of guidance provided by the Company of 52,000 to 55,000 boe per day;

•	Development capital expenditures were $82 million compared to a budget of $90 million;

•	Operating costs per boe were $13.18 per boe, ahead of the Company’s guidance of $13.50 - $14.50 per boe;

•	General & administrative costs were within the Company’s guidance of $2.50 - $2.90 per boe at $2.81 per boe.

In 2017, the Company will continue to target capital expenditures within funds flow from operations as it anticipates generating free cash flow. For 2017 targets, please refer to the “Outlook” section below.

Growth

In 2016, Penn West continued to progress on a number of initiatives to strengthen its balance sheet and increase its financial flexibility in response to the low commodity price environment. Most notably the Company closed asset dispositions for total proceeds of $1.4 billion. The proceeds from these transactions were used to reduce its outstanding debt balance which strengthened its balance sheet.

The Company now has the financial flexibility to focus on operational activities and on developing its asset base. For 2017, Penn West has an exploration and development capital budget of $160 million and is targeting double-digit organic production growth from the fourth quarter of 2016 to the fourth quarter of 2017. Reserves replacement will also be a focus in 2017 with a plan to replace over 100 percent of production declines through its development program.

Penn West will continue to evaluate its plans as it moves forward and assess its development budget as commodity prices strengthen.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2016	2015	% change
Light oil (bbls/d)	22,423	41,510	(46)
Heavy oil (bbls/d)	8,750	11,984	(27)
NGL (bbls/d)	3,636	5,769	(37)
Natural gas (mmcf/d)	121	163	(26)

Total production (boe/d)	54,990	86,357	(36)

The Company closed several asset dispositions in 2016 with associated average production of approximately 30,000 boe per day as it focused on reducing its debt levels. This resulted in a decline in production from the comparative period in 2015. Significant dispositions in 2016 included:

•	the Saskatchewan Viking disposition in June which had associated average production of approximately 13,700 boe per day;

•	the Slave Point disposition in April which had associated average production of approximately 3,900 boe per day; and

•	several non-core asset dispositions during the third quarter of 2016 with associated average production of approximately 6,000 boe per day.

In 2016, Penn West’s production results were at the high-end of its guidance range of 52,000 – 55,000 boe per day as development well performance came in ahead of expectations and the Company improved its base production reliability.

Netbacks

			Year ended December 31
			2016	2015
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$38.08	$2.14	$28.83	$37.40
Commodity gain (2)	7.33	0.18	5.03	2.59
Royalties	(3.03)	0.38	(1.08)	(4.05)
Transportation	(1.51)	(0.35)	(1.72)	(1.46)
Operating costs	(15.27)	(1.60)	(13.18)	(18.56)

Netback (3)	$25.60	$0.75	$17.88	$15.92

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	34,809	121	54,990	86,357

(1)	Excluded from the netback calculation in 2016 was $28 million of other income (2015 - $7 million), mainly related to the proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Overall, the Company’s focus on cost reduction initiatives led to a significant improvement in operating costs which ultimately increased its netback. Additionally, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to asset disposition activity and the lower commodity price environment contributed to the improvement. The weak commodity price environment compared to 2015 partially offset this, specifically related to heavy oil and natural gas prices. Operating Costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $15 million or $0.75 per boe on a combined basis (2015—$13 million or $0.40 per boe).

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2016	2015
Liquids	$606	$1,075
Natural gas	103	193

Gross revenues (1)	$709	$1,268

(1)	Includes realized risk management gains on commodity contracts which totaled $101 million (2015—$81 million).

Gross revenues were lower than the comparative period due to a significant decrease in production volumes as the Company closed several asset dispositions throughout the year. The decline in the commodity price environment, particularly during the first half of 2016, also contributed to the decrease, which was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2015	$1,268
Decrease in liquids production	(455)
Decrease in liquids prices (1)	(35)
Decrease in natural gas production	(49)
Decrease in natural gas prices (1)	(41)
Increase in other income (2)	21

Gross revenues – January 1 – December 31, 2016	$709

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Other income of $28 million (2015—$7 million) for 2016 relates mainly to proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.

Royalties

	Year ended December 31
(millions)	2016	2015
Royalties (millions)	$22	$128
Average royalty rate (1)	4%	11%
$/boe	$1.08	$4.05

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative periods mainly due to the impact of asset disposition activity completed in 2016 and 2015 and decreases in the commodity price environment. In the second quarter of 2016, the Company received its annual gas cost allowance invoice which resulted in the release of an $8 million provision related to the asset disposition activity completed in 2015.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Expenses

	Year ended December 31
(millions)	2016	2015
Operating	$281	$597
Transportation	35	46
Financing	114	162
Share-based compensation	$12	$6

	Year ended December 31
(per boe)	2016	2015
Operating (1)	$13.18	$18.56
Transportation	1.72	1.46
Financing	5.65	5.15
Share-based compensation	$0.60	$0.19

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $15 million or $0.75 per boe (2015 - $13 million or $0.40 per boe).

Operating

The Company’s cost structure significantly improved from 2015 as it progressed on several cost reduction initiatives. Additionally, in 2016 Penn West benefited from high-grading its asset portfolio by closing a number of non-core, high operating cost property dispositions and realized industry wide cost savings due to the continued weak commodity price environment.

In 2016, operating costs included a realized loss of $7 million (2015 – $16 million) on electricity contracts.

Financing

During the fourth quarter of 2016, the Company voluntarily reduced its borrowing capacity under its secured, revolving syndicated bank facility from $1.2 billion to $600 million to reflect the Company’s current size of operations and future requirements. The secured, revolving syndicated bank facility matures on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2016, the Company had $255 million of unused credit capacity available.

At December 31, 2016, the value of the Company’s senior notes was $140 million (2015 – $1.5 billion).

During 2016, Penn West repaid senior notes in an aggregate amount of $185 million (2015 – $299 million) as part of normal maturities. Additional amounts of $1,075 million (2015 - $683 million) of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2016, Penn West also repaid a total of $351 million (2015 - $147 million) outstanding under its syndicated bank facility using asset disposition proceeds.

There were no senior note issuances in either 2016 or 2015.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Summary information on our senior notes outstanding as at December 31, 2016 is as follows:

	Issue date	Amount (millions)	Term	Average interest rate (1)	Weighted average remaining term
2007 Notes	May 31, 2007	US$10	8 – 15 years	6.35%	1.4
2008 Notes	May 29, 2008	US$28	8 – 12 years	6.81%	1.7
2009 Notes	May 5, 2009	US$8	5 – 10 years	9.82%	2.4
2010 Q1 Notes	March 16, 2010	US$20	5 – 15 years	6.07%	1.7
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$27	5 – 15 years	5.28%	4.1
2011 Notes	November 30, 2011	US$12	5 – 10 years	5.28%	4.9

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 decreased compared to 2015 as the Company reduced debt levels as it applied asset disposition proceeds to re-pay indebtedness on the Company’s syndicated bank facility and pre-pay outstanding senior notes, which resulted in lower interest charges.

In May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at December 31, 2016, 70 percent (2015 – 24 percent) of Penn West’s outstanding debt instruments were exposed to changes in short-term interest rates.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Year ended December 31
(millions)	2016	2015
Options	$1	$4
PSU plan	1	—
DSU plan	1	—
RSU – equity method	6	—
RSU – liability method	3	2

Share-based compensation	$12	$6

The share price used in the fair value calculation of the RSU plan (liability method), PSU and DSU obligations at December 31, 2016 was $2.37 (2015 – $1.17).

General and Administrative Expenses (“G&A”)

	Year ended December 31
(millions)	2016	2015
Gross	$87	$141
Per boe	4.32	4.47
Net	56	92
Per boe	$2.81	$2.91

Over the past two years, Penn West has closed a number of asset dispositions which resulted in reductions in staff and a decline in the absolute dollar expense. On a per boe basis, 2016 is comparable to 2015 as the Company aligned its headcount to its smaller operations. For 2016, the Company was within its target range of G&A per boe of $2.50 - $2.90.

Restructuring Expense

	Year ended December 31
(millions)	2016	2015
Restructuring	$135	$33
Per boe	$6.70	$1.04

In 2016, the Company recorded a non-cash charge totaling $116 million (2015 – nil) on certain office lease commitments as they were classified as onerous contracts. This charge was the result of completing several asset dispositions in 2016 and the associated reductions in staff, consequently the Company requires less office space in the future.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Depletion, Depreciation, Impairment and Accretion

	Year ended December 31
(millions)	2016	2015
Depletion and depreciation (“D&D”)	$368	$667
D&D expense per boe	18.33	21.15

PP&E Impairment	288	1,700
PP&E Impairment per boe	14.35	53.93

E&E Impairment	235	252
E&E Impairment per boe	11.66	7.99

Accretion of decommissioning liability	24	37
Accretion expense per boe	$1.19	$1.17

The Company’s D&D expense decreased from the comparative period mainly due to asset dispositions that closed in 2016 and 2015 and impairment charges recorded during 2016 and 2015.

In 2016, the Company recorded $210 million of PP&E impairment ($288 million before-tax) as a result of classifying certain assets as assets held for sale as they were recorded at the lesser of fair value less costs to sell and their carrying amount. The values were based on the proceeds from signed sales agreements.

In 2015, the Company recorded a $1.2 billion PP&E impairment charge ($1.7 billion before-tax) related to certain properties in the Swan Hills, Slave Point, Cardium, Edmonton and Wainwright areas of Alberta and the Fort St. John area of northeastern British Columbia. The impairments were primarily due to lower commodity price forecasts, lower estimated reserve recoveries and minimal future development capital planned in non-core areas. Additionally, Penn West reduced its future development costs to align with the Company’s 2016 capital budget.

During 2016, Penn West recorded a $171 million ($235 million before-tax) E&E impairment charge relating to certain assets in Alberta and natural gas properties in British Columbia as the Company has no future plans for development in these areas as it focuses activities within its key development plays of the Cardium, Peace River and Alberta Viking.

In 2015, as a result of a decrease in commodity price forecasts and an associated reduction in Penn West’s planned future capital expenditures, the Company recorded an E&E impairment charge of $185 million ($252 million before-tax) related to its natural gas weighted properties within the Cordova area of British Columbia.

Taxes

	Year ended December 31
(millions)	2016	2015
Deferred tax recovery	$252	$619

During 2016, the deferred tax recovery was due to PP&E and E&E impairment charges, a restructuring charge on office lease contracts and impairment on the deferred funding asset held under the Cordova Joint Venture.

The deferred income tax recovery in 2015 was mainly due to PP&E impairment charges and was partially offset by an increase to the Alberta corporate tax rate from 10 percent to 12 percent.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Tax Pools

	As at December 31
(millions)	2016	2015
Undepreciated capital cost (UCC)	$365	$757
Canadian development expense (CDE)	—	329
Canadian exploration expense (CEE)	—	123
Non-capital losses	2,000	2,836
Other	67	60

Total	$2,432	$4,105

In 2016 and 2015, the Company’s tax pool balance declined as a result of asset dispositions that were closed during the year.

In 2016, there was no income (2015 - $245 million) deferred in operating partnerships and excluded from the tax pools.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate U.S., UK and Euro denominated senior, secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2016	2015
Realized foreign exchange loss on debt maturities	$(37)	$(36)
Realized foreign exchange loss on debt pre-payments	(191)	(123)
Unrealized foreign exchange gain (loss)	312	(151)

Foreign exchange gain (loss)	$84	$(310)

During 2016, Penn West repaid senior notes in an aggregate amount of US$142 million (2015 – US$193 million) and $nil (2015 - $57 million) as part of normal maturities. Additional amounts of US$690 million (2015 - US$445 million), $73 million (2015 - $40 million), £49 million (2015 - £28 million) and €6 million (2015 - €4 million) of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2016, Penn West also repaid a total of $351 million (2015 - $147 million) outstanding under its syndicated bank facility using asset disposition proceeds.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Net Loss

	Years ended December 31
(millions, except per share amounts)	2016	2015
Net loss	$(696)	$(2,646)
Basic per share	(1.39)	(5.27)
Diluted per share	$(1.39)	$(5.27)

In 2016, the net loss was due to non-cash PP&E impairment charges as a result of classifying certain assets as held for sale in addition to impairments on E&E assets as the Company re-focused its development plans to the Cardium, Peace River and Alberta Viking areas.

The net loss in 2015 was primarily due to non-cash PP&E, Goodwill and E&E impairment charges as a result of lower forecasted commodity prices, lower estimated reserve recoveries and lower or minimal future development capital planned in non-core areas.

Drilling

	Year ended December 31
	2016		2015
	Gross	Net	Gross	Net
Oil	60	35	211	177
Stratigraphic and service	3	3	1	1

Total	63	38	212	178

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Capital Expenditures

	Year ended December 31
(millions)	2016	2015
Land acquisition and retention	$2	$2
Drilling and completions	71	325
Facilities and well equipping	43	167
Geological and geophysical	4	2
Corporate	2	5
Capital carried by partners	(40)	(31)

Development capital expenditures (1)	82	470
SR&ED tax credits	—	(29)
Property dispositions, net	(1,415)	(800)

Total expenditures	$(1,333)	$(359)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

Penn West’s development capital expenditures in 2016 decreased compared to 2015 as the Company reduced its capital program in response to declining commodity prices and targeted its capital expenditures to be within funds flow from operations. In the second half of 2016, the Company progressed on its capital program and drilled eight operated wells drilled in the Cardium, 18 operated wells in Peace River and 11 operated wells in the Alberta Viking.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The Company made significant progress on its asset disposition initiatives during 2016 which included closing the Saskatchewan Viking disposition for total proceeds of approximately $975 million and its Slave Point properties for total proceeds of approximately $148 million, both were subject to closing adjustments. Additionally, a number of minor, non-core property dispositions were closed during 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Year ended December 31
(millions)	2016	2015
E&E capital expenditures	$—	$10

In 2016, E&E capital expenditures were minimal as the Company focused activities on development in its key development areas.

Gain on asset dispositions

	Year ended December 31
(millions)	2016	2015
Gain on asset dispositions	$33	$85

The Company made significant progress on its asset disposition initiatives in 2016 and closed several dispositions for total proceeds of $1.4 billion. In 2016, the gains on dispositions included $9 million of transaction costs, primarily related to advisory fees (2015—$6 million).

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	Year ended December 31
(millions)	2016	2015
Common shares issued, at market (1)	$1,192	$588
Bank loans and long-term notes	469	1,940
Cash	(11)	(2)

Total enterprise value (2)	$1,650	$2,526

(1)	The share price at December 31, 2016 was $2.37 (December 31, 2015 – $1.17).
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The Company’s working capital deficiency at December 31, 2016 was $29 million (2015 – $182 million) which excludes the current portion of deferred funding asset, risk management, long-term debt and provisions. Additionally, the working capital deficiency includes a $4 million surplus (2015 - $nil) related to assets classified as held for sale.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Dividends

(millions)	2016	2015
Dividends declared	$—	$15
Per share	—	0.03
Dividends paid (1)	$—	$85

(1)	Includes amounts funded by the dividend reinvestment plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $600 million and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On December 31, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	December 31, 2016
Senior debt to EBITDA (1)	Less than 4.0:1	2.02
Total debt to EBITDA (1)	Less than 4.0:1	2.02
Senior debt to capitalization	Less than 50%	17%
Total debt to capitalization	Less than 55%	17%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

The table below outlines the Company’s senior debt to EBITDA calculation as at December 31, 2016:

	Three months ended				Trailing 12 months
(millions, except ratios)	Dec. 31 2016	Sep. 30 2016	June 31 2016	Mar. 31 2016	Dec 31 2016
Cash flow from operating activities	$(44)	$(98)	$(56)	$61	$(137)
Change in non-cash working capital	(6)	16	61	26	97
Decommissioning expenditures	6	1	2	2	11
Office lease settlements	4	—	—	—	4
Financing	11	22	41	40	114
Realized gain on foreign exchange hedges on prepayments	—	(9)	—	—	(9)
Realized foreign exchange loss – debt prepayments	78	113	—	—	191
Restructuring expenses – cash portion	5	5	3	6	19

EBITDA	$54	$50	$51	$135	$290
EBITDA contribution from assets sold (1)					(55)

EBITDA as defined by debt agreements					$235

Long-term debt					$469
Letters of credit – financial (2)					6

Total senior debt					$475
Senior debt to EBITDA					2.02

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.2 billion in asset dispositions and these proceeds were used for debt prepayments to its noteholders and syndicated bank facility. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Financial Instruments

The Company had the following financial instruments outstanding as at December 31, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	15,200 mcf/d	Jan/17 – Mar/17	$3.03/mcf	$(1)
AECO Swaps	13,300 mcf/d	Apr/17 – Jun/17	$2.70/mcf	(1)
AECO Swaps	11,400 mcf/d	Jul/17 – Sep/17	$2.71/mcf	(1)
AECO Swaps	9,500 mcf/d	Oct/17 – Dec/17	$3.00/mcf	—
AECO Swaps	5,700 mcf/d	Jan/17 – Dec/17	$3.07/mcf	(1)
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$2.89/mcf	—
Crude Oil
WTI Swaps	3,400 bbl/d	Jan/17 – Mar/17	$68.98/bbl	(1)
WTI Swaps	800 bbl/d	Apr/17 – Jun/17	$68.48/bbl	(1)
WTI Swaps	400 bbl/d	Jul/17 – Sep/17	$69.50/bbl	—
WTI Swaps	900 bbl/d	Oct/17 – Dec/17	$70.81/bbl	—
WTI Swaps	1,800 bbl/d	Apr/17 – Dec/17	$68.73/bbl	(4)
WTI Swaps	5,200 bbl/d	Jan/17 – Dec/17	$66.81/bbl	(16)
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	$71.00/bbl	(1)
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	8
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(20)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(3)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(43)

Please refer to Penn West’s website at www.pennwest.com for details on all financial instruments currently outstanding.

Subsequent to December 31, 2016, the Company entered into an additional gas swaps on 1,900 mcf per day from January to June of 2018 at AECO $2.84 per mcf.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

The components of risk management on the Statement of Income (Loss) are as follows:

	Year ended December 31
	2016	2015
Realized
Settlement of commodity contracts/assignment	$99	$63
Monetization of commodity contracts	2	18
Settlement of foreign exchange contracts	3	40
Monetization of foreign exchange contracts	32	95

Total realized risk management gain	136	216
Unrealized
Commodity contracts	(72)	21
Electricity swaps	4	6
Crude oil assignment	(2)	(8)
Foreign exchange contracts	(43)	(47)
Cross-currency swaps	(34)	18

Total unrealized risk management (loss)	(147)	(10)

Risk management gain (loss)	$(11)	$206

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

For 2017, Penn West’s capital program is expected to provide double-digit percentage production growth in its key development areas from the fourth quarter of 2016 to the fourth quarter of 2017. The Company expects to pay for the capital program using its funds flow from operations. In 2017, the Company re-evaluated a portion of its acreage in the outer Cardium and central Alberta that it potentially planned to sell. These assets, have meaningful deeper mineral rights in the Mannville that the Company intends to further evaluate in the near future. The Company decided to retain these assets and sell a portion of its freehold and gross overriding royalties for approximately equal proceeds. As a result, retained production in Penn West’s key development areas in the fourth quarter of 2016 increased by approximately 3,500 boe per day. The Company is increasing full year 2017 average production guidance to 30,500 – 31,500 boe per day, previous guidance was 27,000 – 29,000 boe per day as outlined in the Company’s January 5, 2017 press release. There have been no changes to the Company’s capital program as previously disclosed.

Metric		2017 Guidance Range
Average Production	boe per day	30,500 – 31,500
E&D Capital Expenditures	$ millions	$160
Decommissioning Expenditures	$ millions	$20

This outlook section is included to provide shareholders with information about Penn West’s expectations as at March 14, 2017 for production, exploration and development capital expenditures and decommissioning expenditures for 2017 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production, including fluctuations in commodity prices.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	4	0.01
Liquids production	1,000 bbls/day	18	0.04
Price per mcf of natural gas	$0.10	2	—
Natural gas production	10 mmcf/day	5	0.01
Effective interest rate	1%	2	—
Exchange rate ($US per $CAD)	$0.01	3	0.01

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2017	2018	2019	2020	2021	Thereafter
Long-term debt	$27	$33	$345	$36	$17	$11
Transportation	16	13	8	7	5	3
Power infrastructure	11	5	—	—	—	—
Drilling rigs	9	—	—	—	—	—
Interest obligations	17	15	7	2	1	1
Office lease (1)	34	35	35	35	35	108
Decommissioning liability (2)	$20	$10	$9	$9	$8	$126

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $111 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of US$105 million in senior notes maturing between 2017 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

In February 2016, Penn West announced it had entered agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, and all conditions to settlement have been satisfied. As a result of the approval of these settlements, there is no further exposure to the Company.

Equity Instruments

Common shares issued:
As at December 31, 2016	502,763,763
Stock option plan	8,800

As at March 14, 2017	502,772,563

Options outstanding:
As at December 31, 2016	7,612,625
Exercised	(8,800)
Forfeited	(749,750)

As at March 14, 2017	6,854,075

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2016	2015	% change
Financial
(millions, except per share amounts) (1)
Gross revenues (2)	$133	$273	(51)
Funds flow from operations	48	39	23
Basic per share	0.10	0.08	25
Diluted per share	0.10	0.08	25
Net loss	(232)	(1,606)	(86)
Basic per share	(0.46)	(3.20)	(86)
Diluted per share	(0.46)	(3.20)	(86)
Development capital expenditures (3)	50	99	(49)
Property acquisition (disposition), net	$(14)	$(389)	(96)
Operations
Daily production
Light oil and NGL (bbls/d)	15,803	41,378	(62)
Heavy oil (bbls/d)	5,493	11,962	(54)
Natural gas (mmcf/d)	103	144	(28)

Total production (boe/d)	38,481	77,398	(50)

Average sales price
Light oil and NGL (per bbl)	$52.34	$47.00	11
Heavy oil (per bbl)	27.09	25.40	7
Natural gas (per mcf)	$2.98	$2.54	17
Netback per boe
Sales price	$33.33	$33.80	(1)
Risk management gain	4.27	4.89	(13)

Net sales price	37.60	38.69	(3)
Royalties	(1.26)	(4.39)	(71)
Operating expenses	(14.05)	(17.43)	(19)
Transportation	(1.62)	(1.55)	5

Netback	$20.67	$15.32	35

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes the effect of capital carried by partners.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial

Funds flow from operations increased in 2016 from the comparative quarter as a result of the Company’s successful cost reduction initiatives, specifically within operating and G&A costs. Financing costs have also declined due to a reduction in the Company’s debt balance.

Gross revenues decreased in the fourth quarter of 2016 compared to 2015 due to lower production volumes as the Company closed several asset dispositions in 2016.

The lower net loss in 2016 was the result of lower impairment charges and also in 2015 a Goodwill impairment charge of $684 million was recorded in the fourth quarter.

Operations

Netbacks increased from the comparative quarter primarily due to the Company implementing a number of cost reduction strategies which significantly lowered operating costs.

Development activities during the quarter were focused in the Cardium, Peace River and Alberta Viking areas with 14 net operated wells drilled.

Production declined from the comparable period in 2015, due to asset dispositions that closed during 2016. During the fourth quarter of 2016, average production within the Company’s key development areas were as follows:

•	Cardium – 18,081 boe per day

•	Peace River – 4,867 boe per day

•	Alberta Viking – 1,415 boe per day

•	Legacy – 4,292 boe per day

In the fourth quarter of 2016, WTI crude oil prices averaged US$49.29 per barrel compared to US$44.95 per barrel in the third quarter of 2016 and US$42.18 per barrel in the fourth quarter of 2015. The increase is mainly due to anticipated OPEC production restrictions. The AECO Monthly Index averaged $2.95 per mcf in the fourth quarter of 2016 compared to $2.26 per mcf in the third quarter of 2016 and $2.56 per mcf for the fourth quarter of 2015. Natural gas prices in 2016 decreased mainly due to high storage levels.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports that it files or submits under applicable securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2016. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2016 the disclosure controls and procedures were effective.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Penn West’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in its ICFR is such that there is a reasonable possibility that a material misstatement of its annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2016. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2016 the Company’s ICFR was effective.

Changes in Internal Control Over Financial Reporting

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2016 and ending on December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 25

Critical Accounting Estimates

Penn West’s significant accounting policies are detailed in Note 3 to its audited consolidated financial statements. In the determination of financial results, Penn West must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All of the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Penn West’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

In 2016, Penn West recorded impairment charges totalling $210 million ($288 million before-tax), this was primarily due to classifying certain assets as held for sale due to disposing several properties as the company re-focused its development plans to the Cardium, Peace River and Viking areas in Alberta.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 10 to Penn West’s audited consolidated financial statements details the impact of these accounting standards.

Office Lease Provision

The office lease liability is the net present value of future lease payments Penn West is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred. Note 10 to Penn West’s audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 11 to the Company’s audited consolidated financial statements.

Penn West’s revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs, financial instruments including swaps and collars may be utilized from time to time.

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Substantially all of the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes it to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Company intended approach to developing its asset portfolio; the expected time frame for its asset disposition program; that the Company’s will build off its increased financial flexibility, development program and its leading cost structure as it advances its operational and development plans within its core areas; that all safety policies, procedures and programs developed by the Company shall meet or exceed legislative requirements and all injuries and serious incidents are

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reported, that the Company is committed to minimizing the environmental impacts of its operations; the intended development of the Company’s light-oil Cardium interests; the intended development of primary, “cold-flow” within the Peace River area; plans to leverage existing infrastructure within the Viking to profit from the short cycle time and quick payout of wells in the area; to pursue new ventures on Penn West’s existing land positions; the belief that the 2017 plans will position the Company for enhanced production growth in future years and the resulting effect on its profitability and long-term shareholder value; the Company’s intention to target capital expenditures within funds flow from operations; the intention to increase organic production by double-digit percentage from the fourth quarter of 2016 to the fourth quarter of 2017 and the plan to replace over 100 percent of production declines through its development program; that Penn West will continue to evaluate its plans as it moves forward and assess its development budget as commodity prices strengthen; our decreasing need for office space; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; the annual corporate production guidance range, expected exploration and development capital expenditures and decommissioning expenditures; the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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